EXHIBIT 23.1



To the Board of Directors
ELTEK LTD.


As independent auditors we hereby consent to the incorporation by reference, in the Registration Statement on Form S-8, (Registration No. 333-12012) of Eltek Ltd. (the "Company"), of our report dated July 10, 2003, relating to the balance sheets of the Company as of December 31, 2002 and 2001 and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002 and 2001, for the nine month period ended December 31, 2000 and the year ended March 31, 2000 which report appears in the Annual Report on Form 20-F of the Company for the year ended December 31, 2002.

/s/ Somekh Chaikin
Somekh Chaikin

Tel Aviv, Israel
July 10, 2003


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